Exhibit 21.1

Subsidiaries of
American Medical Systems Holdings, Inc.	Jurisdiction of Incorporation
American Medical Systems, Inc.	Delaware

American Medical Systems Australia Pty. Ltd.	Australia

American Medical Systems Benelux B.V.B.A.	Belgium

American Medical Systems Canada Inc.	Canada

American Medical Systems Deutschland GmbH	Germany

American Medical Systems Europe B.V.	The Netherlands

American Medical Systems France S.A.S	France

American Medical Systems Iberica S.L.	Spain

American Medical Systems Luxembourg S.à.r.l.	Luxembourg

American Medical Systems UK Limited	United Kingdom

AMS — American Medical Systems do Brasil Produtos Urológicos e Ginecológicos Ltda.	Brazil

AMS Japan Inc.	Japan

AMS Research Corporation	Delaware

AMS Sales Corporation	Delaware

AMS Sverige A.B.	Sweden

InnovaQuartz Incorporated	Arizona

Laserscope	California

Laserscope International, Inc.	Delaware

Solarant Medical, Inc.	Delaware

Thermatrx, Inc.	Delaware